Filed Pursuant to Rule 433

Registration No. 333-152678

April 28, 2009

Terms and Conditions – 5 Year Fixed Rate Notes due 2014

Issuer:	Northern Trust Corporation
Note Type:	Senior
Ratings (Moody’s/S&P/Fitch):	A1/AA-/AA- (Stable/Stable/Negative Outlook) Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Principal Amount:	$500,000,000
Pricing Date:	April 28, 2009
Settlement Date:	May 1, 2009 [T + 3]
Maturity Date:	May 1, 2014
Coupon:	4.625%
Re-offer Yield:	4.625%
Re-offer Price:	100% of principal amount
Market / Re-offer Spread:	T + 275 bps
Pricing Benchmark:	1.750% UST due 03/14
Benchmark Yield:	1.875%
Proceeds to Company:	$498,500,000
Interest Payment Dates:	Semi-annually on the 1st of May and November
First Coupon Date:	November 1, 2009
Call Provisions:	Non-callable
Day Count Basis:	30/360
Minimum Denominations:	US$2,000 and integral multiples of US$1,000 in excess thereof
Bookrunner(s):	Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated
Banc of America Securities LLC
Co-Manager(s):	Loop Capital Markets, LLC
The Williams Capital Group, L.P.
CUSIP:	665859 AK0
ISIN:	US665859AK08

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Goldman, Sachs & Co. at 1-866-471-2526 or (ii) Morgan Stanley & Co. Incorporated at 1-866-718-1649.